Exhibit 99.2

Financial Information for the Year Ended December 31, 2020 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary of Kenon’s consolidated financial information

Appendix B: Summary of OPC’s consolidated financial information

Appendix C: Definition of OPC’s EBITDA and non-IFRS reconciliation

Appendix D: Summary financial information of OPC’s subsidiaries

Appendix E: Summary operational information of OPC

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2020 and 2019

	As at December 31
	2020	2019
	$ millions
Current assets
Cash and cash equivalents	286	147
Short-term deposits and restricted cash	564	33
Trade receivables	48	39
Other current assets	22	40
Asset held for sale	-	70
Total current assets	920	329
Non-current assets
Investments in associated companies	297	120
Long-term investment	235	-
Long-term deposits and restricted cash	72	77
Long-term prepaid expenses	45	30
Long-term derivative instruments	-	2
Other non-current assets	-	58
Deferred payment receivable	-	204
Deferred taxes, net	7	2
Property, plant and equipment, net	819	668
Intangible assets, net	1	1
Right-of-use assets, net	86	17
Total non-current assets	1,562	1,179
Total assets	2,482	1,508
Current liabilities
Current maturities of loans from banks and others	47	46
Trade and other payables	128	52
Short-term derivative instruments	39	6
Current maturities of lease liabilities	14	1
Total current liabilities	228	105
Non-current liabilities
Long-term loans from banks and others	576	504
Debentures	296	73
Deferred taxes, net	94	79
Non-current tax liabilities	-	29
Other non-current liabilities	1	1
Long-term derivative instruments	7	-
Long-term lease liabilities	4	5
Total non-current liabilities	978	691
Total liabilities	1,206	796
Equity
Share capital	602	602
Translation reserve	16	18
Capital reserve	(11)	14
Accumulated profit/(loss)	460	(11)
Equity attributable to owners of the Company	1,067	623
Non-controlling interests	209	89
Total equity	1,276	712
Total liabilities and equity	2,482	1,508

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Profit & Loss for the years ended December 31, 2020 and 2019

	For the year ended December 31,
	2020	2019
	$ millions
Revenue	386	373
Cost of sales and services (excluding depreciation and amortization)	(282)	(256)
Depreciation and amortization	(33)	(31)
Gross profit	71	86
Selling, general and administrative expenses	(50)	(36)
Write back of impairment of investment	44	-
Other income	2	6
Operating profit	67	56
Financing expenses	(51)	(30)
Financing income	14	18
Financing expenses, net	(37)	(12)
Net gains/(losses) related to Qoros	310	(8)
Share in profit/(losses) of associated companies, net of tax	161	(41)
Profit/(loss) before income taxes	501	(5)
Income taxes	(5)	(17)
Profit/(loss) for the year from continuing operations	496	(22)
Gain/(loss) for the year from discontinued operations
-Recovery of retained claims, net	8	25
-Other	-	(1)
	8	24
Profit for the year	504	2
Attributable to:
Kenon’s shareholders	507	(14)
Non-controlling interests	(3)	16
Profit for the year	504	2

Basic/diluted profit/(loss) per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted profit/(loss) per share	9.41	(0.25)
Basic/diluted profit/(loss) per share from continuing operations	9.25	(0.71)
Basic/diluted profit per share from discontinued operations	0.16	0.46

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2020 and 2019

	For the year ended December 31
	2020	2019
	$ millions
Cash flows from operating activities
Profit for the year	504	2
Adjustments:
Depreciation and amortization	34	32
Write back of impairment of investment	(44)	-
Financing expenses, net	37	12
Share in (profit)/losses of associated companies, net	(161)	41
(Gains)/losses on disposal of property, plant and equipment, net	(1)	-
Net (gains)/losses related to changes of interest in Qoros	(310)	8
Recovery of retained claims	(10)	(30)
Share-based payments	1	2
Income taxes	7	22
	57	89
Change in trade and other receivables	(10)	4
Change in trade and other payables	45	(5)
Cash generated from operating activities	92	88
Income taxes paid, net	-	(2)
Net cash provided by operating activities	92	86

Kenon Holdings Ltd. and subsidiaries
Consolidated Statement of Cash Flows, continued
For the years ended December 31, 2020 and 2019

	For the year ended December 31
	2020	2019
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	(503)	20
Investment in long-term deposits, net	8	(25)
Sale of subsidiary, net of cash disposed off	-	1
Income tax paid	(32)	(6)
Acquisition of property, plant and equipment	(74)	(34)
Payment of long-term deposits	-	(3)
Interest received	1	2
Deferred consideration in respect of acquisition of subsidiary	(14)	-
Long-term advance deposits and prepaid expenses	(58)	-
Payment of transactions in derivatives, net	(4)	(1)
Proceeds from sale of interest in Qoros	220	-
Proceeds from deferred payment	218	-
Receipt from recovery of financial guarantee	6	11
Recovery of retained claims	10	30
Net cash used in investing activities	(222)	(5)

Cash flows from financing activities
Dividends paid to holders of non-controlling interests	(12)	(33)
Dividends paid	(120)	(65)
Costs paid in advance in respect of taking out of loans	(9)	(2)
Payment of early redemption commission with respect to the debentures (Series A)	(11)	-
Proceeds from issuance of share capital by a subsidiary to non-controlling interests	217	76
Proceeds from long-term loans	73	-
Proceeds from issuance of debentures, less issuance expenses	281	-
Repayment of long-term loans and debentures, derivative financial instruments and lease liabilities	(130)	(28)
Acquisition of non-controlling interests	(8)	(1)
Interest paid	(25)	(21)
Net cash provided by/(used in) financing activities	256	(74)

Increase in cash and cash equivalents	126	7
Cash and cash equivalents at beginning of the year	147	131
Effect of exchange rate fluctuations on balances of cash and cash equivalents	13	9
Cash and cash equivalents at end of the year	286	147

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	OPC	Quantum[1]	ZIM	Other	Total
		$ millions
2020
Revenue	386	-	-	-	386

Adjusted EBITDA[2]	75	-	-	(18)	57
Depreciation and amortization	(34)	-	-	-	(34)
Financing income	-	-	-	14	14
Financing expenses	(50)	-	-	(1)	(51)
Other items:
Net gains related to Qoros	-	310	-	-	310
Share in (losses)/profit of associated companies	-	(6)	167	-	161
Write back of impairment of investment	-	-	44	-	44
(Loss)/profit before taxes	(9)	304	211	(5)	501
Income Taxes	(4)	-	-	(1)	(5)
(Loss)/profit from continuing operations	(13)	304	211	(6)	496

Segment assets	1,724	235	-	226	2,185
Investments in associated companies	-	-	297	-	297
					2,482
Segment liabilities	1,200	-	-	6	1,206

1 Quantum (2007) LLC, which is wholly-owned by Kenon, owns our 12% interest in Qoros Automotive Ltd.
2 Adjusted EBITDA is defined as EBITDA adjusted for net gains related to Qoros, share in (losses)/profit of associated companies and write back of impairment of investment.

	OPC	Quantum	ZIM	Other	Total
		$ millions
2019
Revenue	373	-	-	-	373

Adjusted EBITDA[1]	105	-	-	(18)	87
Depreciation and amortization	(31)	-	-	-	(31)
Financing income	2	-	-	16	18
Financing expenses	(28)	-	-	(2)	(30)
Other items:
Net losses related to Qoros	-	(8)	-	-	(8)
Share in losses of associated companies	-	(37)	(4)	-	(41)
Profit /(loss) before taxes	48	(45)	(4)	(4)	(5)
Income Taxes	(14)	-	-	(3)	(17)
Profit/(loss) from continuing operations	34	(45)	(4)	(7)	(22)

Segment assets	1,000	72	-	246	1,318
Investments in associated companies	-	106	84	-	190
					1,508
Segment liabilities	762	-	-	34	796

1 Adjusted EBITDA is defined as EBITDA adjusted for net losses related to Qoros and share of losses of associated companies.

Information regarding associated companies

	Asset held for sale	Carrying amounts of investment in associated companies		Equity in the net earnings / (losses) of associated companies
	as at	as at		for the year ended
	December 31, 2019	December 31, 2020	December 31, 2019	December 30, 2020	December 31, 2019

	$ millions	$ millions		$ millions
ZIM	-	297	84	167	(4)
Qoros*	70	-	36	(6)	(37)

	70	297	120	161	(41)

*Qoros was accounted for as an associated company until April 2020, when we reduced our interest in Qoros from 24% to 12%

Appendix B

Summary of OPC consolidated financial information

OPC’s Consolidated Statement of Profit & Loss

	For the year ended December 31,
	2020	2019
	$ millions	$ millions

Revenue	386	373
Cost of sales (excluding depreciation and amortization)	(282)	(256)
Depreciation and amortization	(33)	(31)
Gross profit	71	86
Selling, general and administrative expenses	(30)	(18)
Other income	-	6
Operating profit	41	74
Financing expenses	(50)	(28)
Financing income	-	2
Financing expenses, net	(50)	(26)
(Loss)/profit before income taxes	(9)	48
Income taxes	(4)	(14)
Net (loss)/profit for the period	(13)	34

Attributable to:
Equity holders of the company	(17)	25
Non-controlling interest	4	9
Net (loss)/profit for the period	(13)	34

Summary Data from OPC’s Consolidated Statement of Cash Flows

	Year ended December 31,
	2020	2019
	$ millions
Cash flows provided by operating activities	105	109
Cash flows used in investing activities	(644)	(41)
Cash flows provided by/(used in) financing activities	478	(54)
(Decrease)/increase in cash and cash equivalents	(61)	14
Cash and cash equivalents at end of the period	62	111

Summary Data from OPC’s Consolidated Statement of Financial Position

	As at
	December 31, 2020	December 31, 2019
	$ millions
Total financial liabilities[1]	921	622
Total monetary assets[2]	608	152
Total equity attributable to the owners	520	228
Total assets	1,734	1,011

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, short-term deposits and debt service reserves (out of restricted cash)

Appendix C

Definition of OPC’s EBITDA and non-IFRS reconciliation
This press release, including the financial tables, presents OPC’s EBITDA, which is a non-IFRS financial measure.

OPC defines EBITDA as for each period as net profit before depreciation and amortization, financing expenses, net, and income tax expense. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA as a measure of OPC’s profitability since it does not take into consideration certain costs and expenses that result from OPC’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

OPC believes that the disclosure of EBITDA provides transparent and useful information to investors and financial analysts in their review of the company’s, or its subsidiaries’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net profit to EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.

Year Ended December 31, 2020
$ millions

Total
Net loss for the period	(13)
Depreciation and amortization	34
Financing expenses, net	50
Income tax expense	4
EBITDA	75

Year Ended December 31, 2019
$ millions
Total

Net profit for the period	34
Depreciation and amortization	31
Financing expenses, net	26
Income tax expense	14
EBITDA	105

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, and debt service reserves for OPC’s subsidiaries as at December 31, 2020 and 2019 (in $ millions):

As at December 31, 2020	OPC Energy	OPC-Rotem	OPC-Hadera	Other	Total

Debt (including accrued interest)	305	341	217	58	921
Cash and cash equivalents and short-term deposits	511	38	1	12	562
Debt service reserves (out of restricted cash)[1]	8	24	14	-	46

As at December 31, 2019	OPC Energy	OPC-Rotem	OPC-Hadera	Other	Total

Debt (including accrued interest)	82	346	194	-	622
Cash and cash equivalents and short-term deposits	74	33	3	1	111
Debt service reserves (out of restricted cash)[1]	19	40	-	-	59

1 Including reserves used for guarantees of debt.

Appendix E

Summary Operational Information of OPC

The tables below set forth details of sales, generation and purchases of electricity by OPC and availability and net generation of OPC split by the OPC-Rotem plant and the Hadera energy center (kWh in millions):

	For the year ended December 31,
	2020	2019
Sales to private customers	4,191	3,928
Sales to the system administrator	153	102
Total sales	4,344	4,030

	For the year ended December 31,
	2020	2019
Net generation of electricity	3,925	3,811
Purchase of electricity from the system administrator	419	219
Total volume of electricity generated and purchases from the system administrator	4,344	4,030

	For the year ended December 31,
	2020	2019
Net generation of electricity and purchases during dispatch reduction – OPC Rotem	3,494	3,727
Net generation – OPC Hadera (energy center)	431	84
Total volume of electricity generated and purchases from the system administrator	3,925	3,811

	For the year ended December 31,
	2020	2019
	In thousands of tonnes
Steam Generation	720	745